SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 23, 2002

Euro Disney S.C.A.
(Translation of Registrant's Name Into English)

Republic of France
(Jurisdiction of incorporation or organization)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __x__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes ______ No __x___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- ______.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2002

Euro Disney S.C.A.

By its Gérant, Euro Disney S.A.

By : /S/ Diane Fuscaldo

Diane Fuscaldo
Director Corporate Controllership